UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*
Virtual Radiologic Corporation

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
92826 B 10 4

(CUSIP Number)
Mark E. Jennings
c/o Generation Partners
One Greenwich Office Park
Greenwich, CT 06831
(203) 422-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 28, 2010

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92826 B 10 4	Page	2	of	16	Pages

1	NAMES OF REPORTING PERSONS. Mark E. Jennings*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		35,658 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,130,700 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,658 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

4,130,700 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,166,358 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The filing person had previously filed a statement on Schedule 13G pursuant to Rule 13d-1(d) of the Exchange Act in connection with the Company shares covered by this Statement on Schedule 13D.

CUSIP No.	92826 B 10 4	Page	3	of	16	Pages

1	NAMES OF REPORTING PERSONS. John Hawkins*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,130,700 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,130,700 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,130,700 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The filing person had previously filed a statement on Schedule 13G pursuant to Rule 13d-1(d) of the Exchange Act in connection with the Company shares covered by this Statement on Schedule 13D.

CUSIP No.	92826 B 10 4	Page	4	of	16	Pages

1	NAMES OF REPORTING PERSONS. Generation Capital Partners II LP*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,708,686 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,708,686 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,708,686 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The filing person had previously filed a statement on Schedule 13G pursuant to Rule 13d-1(d) of the Exchange Act in connection with the Company shares covered by this Statement on Schedule 13D.

CUSIP No.	92826 B 10 4	Page	5	of	16	Pages

1	NAMES OF REPORTING PERSONS. GCP II VRC Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,708,686 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,708,686 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,708,686 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	92826 B 10 4	Page	6	of	16	Pages

1	NAMES OF REPORTING PERSONS. Generation Capital Partners VRC LP*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,156,914 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,156,914 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,156,914 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The filing person had previously filed a statement on Schedule 13G pursuant to Rule 13d-1(d) of the Exchange Act in connection with the Company shares covered by this Statement on Schedule 13D.

CUSIP No.	92826 B 10 4	Page	7	of	16	Pages

1	NAMES OF REPORTING PERSONS. GCP VRC Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,156,914 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,156,914 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,156,914 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	92826 B 10 4	Page	8	of	16	Pages

1	NAMES OF REPORTING PERSONS. Generation Members’ Fund II LP*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		265,100 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

265,100 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

265,100 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The filing person had previously filed a statement on Schedule 13G pursuant to Rule 13d-1(d) of the Exchange Act in connection with the Company shares covered by this Statement on Schedule 13D.

CUSIP No. 92826 B 10 4	Page 9 of 16 Pages
Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to shares (“Shares”) of the common stock, par value $0.001 per share (“Common Stock”), of Virtual Radiologic Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11995 Singletree Lane, Suite 500, Eden Prairie, MN 55344.
Item 2. Identity and Background.
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
•	Generation Capital Partners VRC LP, a private investment fund, is a Delaware limited partnership (“GCP VRC LP”). GCP VRC LP’s general partner is Generation Partners VRC LLC, a Delaware limited liability company (“GP VRC LLC”);

•	GCP VRC Ltd., an exempted company formed under the laws of the Cayman Islands (“GCP Ltd.”), is a wholly owned subsidiary of GCP VRC LP and holds Shares;

•	Generation Capital Partners II LP, a private investment fund, is a Delaware limited partnership (“GCP II LP”). GCP II LP’s general partner is Generation Partners II LLC, a Delaware limited liability company (“GP II LLC”);

•	GCP II VRC Ltd., an exempted company formed under the laws of the Cayman Islands (“GCP II Ltd.”), is a wholly owned subsidiary of GCP II LP and holds Shares;

•	Generation Members’ Fund II LP, a private investment fund, is a Delaware limited partnership (“GMF II LP”). GMF II LP’s general partner is GP II LLC;

•	Mark E. Jennings, is a U.S. citizen who functions in the following capacities with respect to the above-mentioned entities:

Entity:	Capacity:
GCP Ltd.	Director

GCP II Ltd.	Director

GMF II LP	Managing Member of General Partner (GP II LLC)

GCP VRC LP	Managing Member of General Partner (GP VRC LLC)

GCP II LP	Managing Member of General Partner (GP II LLC); and
•	John Hawkins, is a U.S. citizen who functions in the following capacities with respect to the above-mentioned entities:

Entity:	Capacity:
GCP Ltd.	Director

GCP II Ltd.	Director

GMF II LP	Managing Member of General Partner (GP II LLC)

CUSIP No. 92826 B 10 4	Page 10 of 16 Pages

Entity:	Capacity:
GCP VRC LP	Managing Member of General Partner (GP VRC LLC)

GCP II LP	Managing Member of General Partner (GP II LLC).
For purposes of this Statement (i) “Generation Entities” means, collectively, GP VRC LLC, GCP VRC LP, GCP Ltd., GP II LLC, GMF II LP, GCP II LP and GCP II Ltd. and (ii) “Funds” means, collectively, GCP VRC LP, GMF II LP and GCP II LP.
The address of the principal business and principal office for the Generation Entities and Mr. Jennings is One Greenwich Office Park, Greenwich CT 06831. The address of Mr. Hawkins is One Maritime Plaza, Suite 1555, San Francisco, CA 94111. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.
During the last five years, none of the entities or persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the entities or persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds and Other Consideration.
Each of GCP VRC LP, GMF II LP and GCP II LP expended approximately $13,882,964, $2,427,862 and $10,157,574, respectively, in order to purchase from the Issuer shares of Common Stock and shares of its Series A Preferred Stock, which shares of Series A Preferred Stock were converted into shares of Common Stock upon the completion of the Issuer’s initial public offering in November 2007. Such purchases were made with each Fund’s own working capital.
The 35,658 shares of Common Stock to which Mr. Jennings has the sole power to vote or to direct the vote were acquired by Mr. Jennings as compensation for services provided to the Issuer by Mr. Jennings in his capacity as a director of the Issuer.
Item 4. Purpose of Transaction.
The Reporting Persons acquired shares of the Issuer’s Common Stock and Series A Preferred Stock in the ordinary course of business for investment purposes. The shares of Series A Preferred Stock were converted into shares of Common Stock upon the Issuer’s initial public offering in November 2007.
The Reporting Persons are engaged in the investment business and review their holdings on an ongoing basis. As a result of such review, the Reporting Persons may make additional purchases of Common Stock or may sell shares of Common Stock beneficially owned by them at any time (subject to the requirements of the Voting Agreement described in Item 6 below). In furtherance of their ongoing review of their investment in the Common Stock, the Reporting Persons may meet with members of the Issuer’s management to discuss the business, strategy, plans and prospects of the Issuer. Depending on the outcome of any such discussions, during any such discussions, or at any other time, the Reporting Persons may present to the Issuer’s management plans or proposals that the Reporting Persons believe will enhance shareholder value. Such plans or proposals might relate to one of the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D.
Mr. Jennings and Mr. Andrew P. Hertzmark, are currently members of the board of directors of the Issuer. Mr. Hertzmark is a partner of an entity affiliated with the Generation Entities and is the beneficial owner of 35,658 shares of Common Stock, which were acquired as compensation for services provided to the Issuer by Mr. Hertzmark in his capacity as a director of the Issuer. As directors of the Issuer, Mr. Jennings and Mr. Hertzmark may have influence over the corporate activities of the Issuer, including activities that may relate to the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D.
On May 16, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with

CUSIP No. 92826 B 10 4	Page 11 of 16 Pages
Viking Holdings LLC, a Delaware limited liability company (“Parent”), and Viking Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, and as a result the Issuer will continue as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are affiliates of Providence Equity Partners L.L.C. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock (including restricted stock) of the Issuer, other than shares owned by the Issuer, Parent, Merger Sub or any other subsidiary of Parent and stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law, will be cancelled and extinguished and automatically converted into the right to receive $17.25 in cash, without interest. As an inducement for Parent to enter into the Merger Agreement and in consideration thereof, certain of the Generation Entities entered into a Voting Agreement with Parent. For a further description of the Voting Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 4.
Except as otherwise described herein, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. Such persons may, at any time and from time to time, review or reconsider their position and formulate or revise any such plans or proposals.
Item 5. Interest in Securities of the Issuer.
(a) GCP II Ltd., a wholly owned subsidiary of GCP II LP, beneficially owns 2,708,686 shares of Common Stock. By virtue of its relationship with GCP II Ltd., GCP II LP may be deemed to beneficially own the 2,708,686 shares of Common Stock beneficially owned by GCP II Ltd.
GMF II LP beneficially owns 265,100 shares of Common Stock.
GCP Ltd., a wholly owned subsidiary of GCP VRC LP, beneficially owns 1,156,914 shares of Common Stock. By virtue of its relationship with GCP Ltd., GCP VRC LP may be deemed to beneficially own the 1,156,914 shares of Common Stock beneficially owned by GCP Ltd.
Mr. Jennings may be deemed to beneficially own: (1) 5,658 shares of Common Stock (including restricted shares); (2) 30,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days; (3) 2,708,686 shares of Common Stock that may be deemed to be beneficially owned by GCP II LP, of which Mr. Jennings is a managing member of its general partner, GP II LLC, (4) 1,156,914 shares of Common Stock that may be deemed to be beneficially owned by GCP VRC LP, of which Mr. Jennings is a managing member of its general partner, GP VRC LLC and (5) 265,100 shares of Common Stock held by GMF II LP, of which Mr. Jennings is a managing member of its general partner, GP II LLC. Mr. Jennings may be deemed to be the beneficial owner of any securities that may be beneficially owned by the Funds. Mr. Jennings disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.
Mr. Hawkins may be deemed to beneficially own: (1) 2,708,686 shares of Common Stock that may be deemed to be beneficially owned by GCP II LP, of which Mr. Hawkins is a managing member of its general partner, GP II LLC, (2) 1,156,914 shares of Common Stock that may be deemed to be beneficially owned by GCP VRC LP, of which Mr. Hawkins is a managing member of its general partner, GP VRC LLC and (3) 265,100 shares of Common Stock held by GMF II LP, of which Mr. Hawkins is a managing member of its general partner, GP II LLC. Mr. Hawkins may be deemed to be the beneficial owner of any securities that may be beneficially owned by the Funds. Mr. Hawkins disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.
Percent of class: 25.5% for Mr. Jennings, 25.3% for Mr. Hawkins, 16.6% for each of GCP II LP and GCP II Ltd., 7.1% for each of GCP VRC LP and GCP Ltd, and 1.6% for GMF II LP. The foregoing percentages are calculated based on the 16,326,609 shares of Common Stock represented by the Company in the Merger Agreement as being issued and outstanding as of May 13, 2010.

(b) Number of shares as to which Mr. Jennings has:

(i) Sole power to vote or to direct the vote	35,658

CUSIP No. 92826 B 10 4	Page 12 of 16 Pages

(ii) Shared power to vote or to direct the vote	4,130,700

(iii) Sole power to dispose or to direct the disposition of	35,658

(iv) Shared power to dispose or to direct the disposition of	4,130,700

Number of shares as to which Mr. Hawkins has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	4,130,700

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	4,130,700

Number of shares as to which GCP II LP has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	2,708,686

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	2,708,686

Number of shares as to which GCP VRC LP has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	1,156,914

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	1,156,914

Number of shares as to which GMF II LP has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	265,100

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	265,100

Number of shares as to which GCP Ltd. has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	1,156,914

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	1,156,914

Number of shares as to which GCP II Ltd. has:

CUSIP No. 92826 B 10 4	Page 13 of 16 Pages

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	2,708,686

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	2,708,686
(c) On May 13, 2010, Mr. Jennings received an award of 2,166 shares of restricted stock of the Issuer in accordance with the Issuer’s non-employee director compensation policy (the “Restricted Shares”). Such Shares vest fully on the earlier of May 13, 2011 or the Issuer’s 2011 annual meeting of stockholders, provided that Mr. Jennings is still a director of the Issuer as of such date.
On May 28, 2010, (i) GCP VRC LP transferred the 1,156,914 shares of Common Stock it previously held to GCP Ltd, its wholly owned subsidiary and (ii) GCP II LP transferred the 2,708,686 shares of Common Stock it previously held to GCP II Ltd, its wholly owned subsidiary.
(d) Not applicable.
(e) Not applicable.
The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Voting Agreement
Parent, GCP VRC LP, GCP II LP, GMF II LP, GCP Ltd. and GCP II Ltd (GCP II Ltd., GCP Ltd. and GMF II LP, the “Stockholders”) entered into an Amended and Restated Voting and Proxy Agreement on May 28, 2010 (the “Voting Agreement”). Pursuant to the Voting Agreement, each Stockholder agrees to vote its Shares or execute a written consent in respect thereof (i) for approval and adoption of the Merger Agreement and the transactions contemplated in the Merger Agreement, as applicable, at any meeting of the stockholders of the Issuer at which the Merger Agreement or the transactions contemplated by the Merger Agreement are submitted for the vote of the Issuer’s stockholders or in a circumstance where consent is sought with respect to the approval of the Merger Agreement or for the transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement) and (iii) against any agreement, amendment of any agreement (including the Issuer’s certificate of incorporation or bylaws), or any other action that is intended or could reasonably be expected to prevent, interfere or delay the transactions contemplated by the Merger Agreement. The Stockholders have also granted an irrevocable proxy to Parent, and any person designated by Parent, to vote (or cause to be voted) such Stockholders’ shares of Common Stock, or grant a consent in respect of such shares, in accordance with the immediately preceding sentence.
The Stockholders also agreed that, without the prior written consent of Parent, they will not, directly or indirectly, sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell any of their shares of Common Stock, subject to certain exceptions (including the ability to transfer shares to affiliates that agree to be bound by the terms of the Voting Agreement). Further, the Voting Agreement contains a “no-shop” restriction on the ability of the Stockholders to solicit Acquisition Proposals, provide information and engage in discussions with third parties with respect to an Acquisition Proposal. The Voting Agreement terminates and is of no further force or effect (other than certain provisions which survive) upon the (i) mutual written consent of the parties; (ii) any material amendment to the Merger Agreement that decreases the Merger Consideration or changes the form of the consideration payable to the stockholders or (iii) the termination of the Merger Agreement in accordance with its terms or upon the consummation of the Merger.
The foregoing description of the Voting Agreement is only a summary, is not intended to be complete and is

CUSIP No. 92826 B 10 4	Page 14 of 16 Pages
qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit B to this Statement and which is incorporated herein by reference in this Item 6 in its entirety.
Investor Rights Agreement
GCP II LP and GMF II LP are parties to an Investor Rights Agreement with the Issuer, dated May 2, 2005 (the “Investor Rights Agreement”). Under the terms of the Investor Rights Agreement, the Issuer has, among other things, agreed to effect up to two registered offerings upon request from the holders of at least 50% of the registrable stock then outstanding; agreed to effect up to one registered offering on Form S-3 per six-month period upon request from the holders of at least 50% of the registrable stock; and granted incidental or “piggyback” registration rights with respect to any registrable securities held by any party to the Investor Rights Agreement.
The Issuer’s obligation to effect any demand for registration is subject to certain conditions, including that the registrable securities to be included in any such registration have an anticipated aggregate offering price in excess of $2.5 million in the case of any demand for registration on Form S-1 and $500,000 in the case of any demand for registration on Form S-3. In connection with any registration effected pursuant to the terms of the Investor Rights Agreement, the Issuer will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing expenses as well as expenses relating to the marketing and promotional efforts for the offering as requested by the managing underwriter. However, the underwriting discounts and commissions payable in respect of registrable securities will not be borne by the Issuer. The Issuer has also agreed to indemnify stockholders, including the holders of registrable securities, in any registration effected pursuant to the terms of the Investor Rights Agreement and certain other persons associated with any such registration, in each case on the terms specified in the Investor Rights Agreement and which include an indemnity against certain liabilities under the Securities Act of 1933, as amended. Substantially all of the other operative provisions of the Investor Rights Agreement terminated upon the completion of the Issuer’s initial public offering.
The foregoing description of the Investor Rights Agreement is only a summary, is not intended to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit C to this Statement and which is incorporated herein by reference in this Item 6 in its entirety.
Other
As compensation for services provided to the Issuer by Mr. Jennings in his capacity as a director of the Issuer (i) in May 2010 received 2,166 restricted shares of Common Stock, which vest fully on the earlier of May 13, 2011 or the Issuer’s 2011 annual meeting of stockholders (provided that Mr. Jennings is still a director of the Issuer as of such date) and (ii) in May 2007 received options, which he currently holds, pursuant to which he can purchase 30,000 shares of Common Stock at a price of $12 per share (which options have fully vested).
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.
Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the entities and persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of June 7, 2010, by and among Mark E. Jennings, John Hawkins, GCP VRC Ltd., GCP II VRC Ltd., Generation Members’ Fund II LP, Generation Capital Partners II LP and Generation Capital Partners VRC LP.

Exhibit B:	Amended and Restated Voting and Proxy Agreement, dated as of May 28, 2010 by and among Viking Holdings LLC, Generation Capital Partners VRC LP, Generation Members’ Fund II LP, Generation Capital Partners II LP, GCP VRC Ltd. and GCP VRC II Ltd.

Exhibit C:	Investor Rights Agreement, dated as of May 2, 2005, by and among the Issuer and the parties listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed by the Issuer on September 26, 2006 (File No. 333-136504)).

Page 15 of 16 Pages
Signatures
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

Date: June 7, 2010	GCP VRC Ltd.

	By: Title:	/s/ John Hawkins Director

Date: June 7, 2010	GCP II VRC Ltd.

	By: Title:	/s/ John Hawkins Director

Date: June 7, 2010	Generation Members’ Fund II LP

	By: Title:	/s/ John Hawkins Managing Member of its General Partner,
Generation Partners II LLC

Date: June 7, 2010	Generation Capital Partners II LP

	By: Title:	/s/ John Hawkins Managing Member of its General Partner,
Generation Partners II LLC

Date: June 7, 2010	Generation Capital Partners VRC LP

	By: Title:	/s/ John Hawkins Managing Member of its General Partner,
Generation Partners VRC LLC

Date: June 7, 2010	Mark E. Jennings

	By: Title:	/s/ Mark E. Jennings Self

Date: June 7, 2010	John Hawkins

	By: Title:	/s/ John Hawkins Self

Page 16 of 16 Pages
EXHIBIT INDEX

Exhibit A:	Joint Filing Agreement, dated as of June 7, 2010, by and among Mark E. Jennings, John Hawkins, GCP VRC Ltd., GCP II VRC Ltd., Generation Members’ Fund II LP, Generation Capital Partners II LP and Generation Capital Partners VRC LP.

Exhibit B:	Amended and Restated Voting and Proxy Agreement, dated as of May 28, 2010 by and among Viking Holdings LLC, Generation Capital Partners VRC LP, Generation Members’ Fund II LP, Generation Capital Partners II LP, GCP VRC Ltd. and GCP VRC II Ltd.

Exhibit C:	Investor Rights Agreement, dated as of May 2, 2005, by and among the Issuer and the parties listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed by the Issuer on September 26, 2006 (File No. 333-136504)).